UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 1)*

Krispy Kreme, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50101L106

(CUSIP Number)

Mary Ann Todd

BDT Capital Partners, LLC

401 N. Michigan Avenue, Suite 3100

Chicago, Illinois 60611

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50101L106

(1)	Name of reporting persons BDT Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 8,004,647 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 8,004,647 shares

(11)	Aggregate amount beneficially owned by each reporting person 8,004,647 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.8% (1)
(14)	Type of reporting person OO, IA

(1)

The percentage ownership is based upon 168,200,000 shares of Common Stock issued and outstanding as of May 3, 2023, as set forth in the Form 10-Q filed by Krispy Kreme, Inc. with the United States Securities and Exchange Commission on May 11, 2023.

CUSIP No. 50101L106

(1)	Name of reporting persons Beech Shares Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 8,004,647 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 8,004,647 shares

(11)	Aggregate amount beneficially owned by each reporting person 8,004,647 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.8% (2)
(14)	Type of reporting person OO

(2)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDTCP GP II-A, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 8,004,647 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 8,004,647 shares

(11)	Aggregate amount beneficially owned by each reporting person 8,004,647 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.8% (3)
(14)	Type of reporting person PN

(3)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDTGP GP II, Co.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 8,004,647 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 8,004,647 shares

(11)	Aggregate amount beneficially owned by each reporting person 8,004,647 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.8% (4)
(14)	Type of reporting person CO

(4)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDTCP Investments 2018, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 146,613 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 146,613 shares

(11)	Aggregate amount beneficially owned by each reporting person 146,613 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (5)
(14)	Type of reporting person OO

(5)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDT & MSD Holdings, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 146,613 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 146,613 shares

(11)	Aggregate amount beneficially owned by each reporting person 146,613 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (6)
(14)	Type of reporting person PN

(6)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDTP GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 8,151,260 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 8,151,260 shares

(11)	Aggregate amount beneficially owned by each reporting person 8,151,260 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.8% (7)
(14)	Type of reporting person OO

(7)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons Byron D. Trott
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 8,151,260 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 8,151,260 shares

(11)	Aggregate amount beneficially owned by each reporting person 8,151,260 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.8% (8)
(14)	Type of reporting person IN

(8)	See footnote 1 above.

This Amendment No. 1 to Schedule 13D is being filed by BDT Capital Partners, LLC (“BDTP”), Beech Shares Holdings, LLC (“Investor”), BDTCP GP II-A, L.P. (“BDTCP GP II-A”), BDTGP GP II, Co. (“BDTGP II Co.”), BDTCP Investments 2018, LLC (“Investments 2018”), BDT & MSD Holdings, L.P., formerly known as BDT & Company Holdings, L.P. (“Holdings”), BDTP GP, LLC (“BDTP”), and Byron D. Trott (each, a “Reporting Person” and collectively, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 16, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Investor beneficially owns 8,004,647 shares of Common Stock, and Investments 2018 beneficially owns 146,613 shares of Common Stock, which represent 4.8% and 0.1%, respectively, of the 168,200,000 issued and outstanding shares of Common Stock, as set forth in the Form 10-Q filed by Krispy Kreme, Inc. with the SEC on May 11, 2023.

By virtue of the relationships described under Item 2 of the Schedule 13D, each of Mr. Trott, BDTP, BDT CP, BDTGP II Co., BDTCP GP II-A and Investor may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the Investor Shares, and each of Mr. Trott, BDTP, Holdings and Investments 2018 may be deemed to share the power to vote or dispose, or to direct the voting or disposition of, the Investments 2018 Shares.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person. The filing of this Amendment No. 1 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons other than Investor with respect to the Investor Shares, and all of the Reporting Persons other than Investments 2018 with respect to the Investments 2018 Shares, disclaims beneficial ownership of all shares of Common Stock reported in this Amendment No. 1.

(c) On June 1, 2023, the Reporting Persons disposed of 6,150,000 shares of Common Stock in a single block trade at a price of $14.75 per share. Except for the foregoing, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(e) Due to the disposition described above, all of the Reporting Persons ceased to beneficially own more than 5% of the issued and outstanding shares of Common Stock on June 1, 2023.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, dated July 16, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2023

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chairman and Chief Executive Officer

BEECH SHARES HOLDINGS, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP GP II-A, L.P.

By:	BDTCP GP II, Co.
Its:	General Partner

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP GP II, Co.

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP INVESTMENTS 2018, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDT & MSD HOLDINGS, L.P.

By:	BDTP GP, LLC
Its:	General Partner

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott